

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2022

Steven Rosen
Co-Chief Executive Officer
Zanite Acquisition Corp.
25101 Chagrin Boulevard Suite 350
Cleveland, Ohio 44122

      Re: Zanite Acquisition Corp.
          Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A
          Filed April 12, 2022
          File No. 001-39704

Dear Mr. Rosen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing